SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13G*
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)



                             Dorel Industries Inc.
                               (Name of Issuer)

                                   Class B
                        (Title of Class of Securities)

                                  25822C205
                                (CUSIP Number)

                               December 31, 2000
            (Date of event which requires filing of this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)




                           (Page 1 of 6 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25822C205                      13G               Page 2 of 6 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                       Ontario Electricity Financial Corporation Pension Fund
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Ontario, Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                             1,175,675
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                             -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                             1,175,675
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                             -0-
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                             1,175,675
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                             5.1%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                             OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25822C205                      13G               Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Dorel Industries Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at:

     1255 Greene Avenue
     Suite 300
     Westmount, Quebec
     Canada H3Z 2A4

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          Ontario Electricity Financial Corporation Pension Fund (the "Pension Fund"), a foreign pension fund, with respect to shares of Class B (as defined in Item 2(d) below) directly owned by it.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of the Reporting Persons is 700 University Avenue, 18th Floor, Ontario, Canada M5G1X6.

Item 2(c).     Citizenship:

     The Pension Fund is organized under the laws of the province of Ontario, Canada.

Item 2(d).     Title of Class of Securities:

     Class B Shares (the "Class B")

Item 2(e).  CUSIP Number:

     25822C205


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CUSIP No. 25822C205                      13G               Page 4 of 6 Pages

Item 3. If this  statement  is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [X]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a) Amount beneficially owned:  1,175,675
          (b) Percent of class:  5.1%
          (c) Number of shares as to which such person has:
              (i) Sole power to vote or direct the vote:  1,175,675
              (ii) Shared power to vote or direct the vote:  -0-
              (iii) Sole power to dispose or direct the disposition:  1,175,675
              (iv) Shared power to dispose or direct the
                   disposition:  -0-

CUSIP No. 25822C205                      13G              Page 5 of 6 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 25822C205                      13G              Page 6 of 6 Pages

Item 10.  Certification.

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  March 6, 2001


                                  /s/ Brian Fitzgerald
                                  -------------------------------------
                                  Brian Fitzgerald
                                  Chair